Net Serviços de Comunicação S.A.

Condensed Consolidated Interim Financial Statements (Unaudited)

CONTENTS

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

The Board of Directors and Stockholders of
Net Serviços de Comunicação S.A. (formerly Globo Cabo S.A.)

1.   We have reviewed the accompanying condensed consolidated balance sheet of Net Serviços de Comunicação S.A. (formerly Globo Cabo S.A.) as of September 30, 2002 and the related condensed consolidated statements of operations and cash flows for the three-month and nine-month periods ended September 30, 2002 and 2001 and the condensed consolidated statements of stockholders' equity for the three-month and nine-month periods ended September 30, 2002 and of comprehensive loss for the nine-month periods ended September 30, 2002 and 2001. These financial statements are the responsibility of the Company's management.

2. We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, which will be performed for the full year with the objective of expressing an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3. Based on our reviews, we are not aware of any material modifications that should be made to the accompanying condensed consolidated financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.

4. We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of Net Serviços de Comunicação S.A. (formerly Globo Cabo S.A.) as of December 31, 2001, and the related consolidated statements of operations, cash flows and stockholders' equity for the year then ended (not presented herein) and in our report dated February 28, except for Note 24 thereto as to which the date is March 12, 2002, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2001, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

5. The accompanying condensed consolidated interim financial statements have been prepared assuming that Net Serviços de Comunicação S.A. (formerly Globo Cabo S.A.) will continue as a going concern. As described in Note 1, the Company has incurred recurring operating losses and has a working capital deficiency. These conditions raise substantial doubt about the Company's ability to continue as a going concern in the event the Company is unable to successfully renegotiate its debt and programming costs. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.


ERNST & YOUNG
Auditores Independentes S.C.

Pedro L. Siqueira Farah
Partner


São Paulo, Brazil
November 14, 2002

Net Serviços de Comunicação S.A.
Condensed Consolidated Statements of Operations (Unaudited)
(In thousands of United States dollars, except number of shares and per share amounts)

	September 30, 2002		December 31, 2001	
Assets				
Current assets				
Cash and cash equivalents	US$	29,382	US$	12,474
Trade accounts receivable, net of allowance for doubtful accounts of $ 7,232 and $10,011 as of of September 30, 2002 and December 31,2001		32,079		44,729
Income tax recoverable		2,637		10,123
Prepaid expenses and other assets		6,733		10,228
Total current assets		70,831		77,554
Property and equipment, net		328,326		591,341
Investments in and advances to equity investees		2,298		3,198
Goodwill on acquisition of consolidated subsidiaries, net		204,763		703,293
Deferred income and tax recoverable		3,216		5,893
Other long-term assets		27,630		44,527
Total assets	US$	637,064	US$	1,425,806
Liabilities and stockholders' equity				
Current liabilities				
Trade accounts payable	US$	27,824	US$	50,363
Accounts payable to programmers		33,370		32,774
Income taxes payable		116		492
Sales taxes		13,776		20,704
Payroll and related charges		7,305		13,320
Short-term debt		62,579		94,339
Current portion of long-term debt		30,068		185,098
Deferred subscription revenue		13,016		13,035
Interest payable		12,421		13,103
Other payables and accrued expenses		3,113		10,683
Total current liabilities		203,588		433,911
Long-term liabilities				
Long-term debt, less current portion		246,815		413,055
Due to related companies		788		8,399
Deferred sign-on and hook-up fee revenue		18,131		29,890
Other taxes		3,522		13,223
Provision for contingencies		47,091		52,861
Other payables and accrued expenses		10,064		15,939
Total long-term liabilities		326,411		533,367
Total liabilities		529,999		967,278
Commitments and contingencies				
Advances for future capital		-		131,154
Stockholders' equity				
Preferred stock, no par value shares authorized, issued and outstanding (2002 - 1,200,484,187)		1,505,462		1,272,508
Common stock, no par value, issued and outstanding (2002 - 828,371,343)		811,737		652,455
Additional paid-in capital		10,357		10,357
Unpaid capital (Subscription Receivable)		(12,183)		(12,777)
Accumulated deficit		(1,968,269)		(1,345,624)
Accumulated other comprehensive loss		(240,039)		(249,545)
Total stockholders´equity (deficit)		107,065		327,374
Total liabilities and stockholders´equity	US$	637,064	US$	1,425,806

Net Serviços de Comunicação S.A.
Condensed Consolidated Statements of Operations (Unaudited)
(In thousands of United States dollars, except number of shares and per share amounts)

		Three months ended September 30,		Nine months ended September 30,	
		2002	2001	2002	2001
Subscriptions	US$	99,862	120,155	347,696	393,025
Sign-on and hook-up fee revenues		1,780	3,972	7,609	16,939
Telecommunication service revenue		3,844	5,389	14,561	18,809
Other services		7,228	9,237	22,185	23,828
		112,714	138,753	392,051	452,601
Taxes and other deductions from revenues		(19,856)	(23,145)	(67,373)	(73,153)
Net operating revenue		92,858	115,608	324,678	379,448
Programming and other direct operating costs		(55,531)	(61,867)	(186,571)	(199,491)
Selling, general and administrative expenses		(17,223)	(20,654)	(56,818)	(85,006)
Depreciation and amortization		(17,277)	(52,252)	(65,248)	(175,930)
Non-recurring severance charges		-	(991)	-	(1,057)
Other		(197)	(407)	(2,847)	(4,314)
Operating costs and expenses		(90,228)	(136,171)	(311,484)	(465,798)
Operating income (loss)		2,630	(20,563)	13,194	(86,350)
Other income (expenses) :					
Monetary indexation, net		(12,246)	(21,361)	(27,002)	(43,560)
Gain (loss) on exchange rate, net		(85,042)	(47,481)	(151,336)	(112,958)
Financial expenses		(28,714)	(36,602)	(102,061)	(93,609)
Financial income		9,077	8,805	15,865	15,514
Other		(98)	(746)	896	(1,358)
Total other expenses		(117,023)	(97,385)	(263,638)	(235,971)
Loss before equity in results of investees and minority interests		(114,393)	(117,948)	(250,444)	(322,321)
Equity in results of investees		(889)	68	(502)	168
Loss before income taxes and cumulative effect accounting change		(115,282)	(117,880)	(250,946)	(322,153)
Income tax (expense) benefit		(432)	(1,025)	(3,966)	(294)
Loss before cumulative effect of accounting change		(115,714)	(118,905)	(254,912)	(322,447)
Cumulative effect of accounting change		-	-	(367,733)	-
Net Loss applicable to shares	US$	(115,714)	US$ (118,905)	US$ (622,645)	US$ (322,447)
Basic and diluted loss per share before cumulative effect of accounting change	US$	(0.10)	(0.42)	(0.44)	(1.15)
Cumulative effect of accounting change	US$	-	-	(0.64)	-
Net loss per share	US$	(0.10)	(0.42)	(1.08)	(1.15)
Weighted average number of shares of common and preferred shares outstanding		1,168,139,416	281,125,286	576,796,663	280,667,793

Net Serviços de Comunicação S.A.
Condensed Consolidated Statements of Cash Flows (Unaudited)
(In thousands of United States dollars)

	Three-months periods ended September 30,				Nine-months periods ended September 30,			
	2002		**2001**		**2002**		**2001**	
Cash flows from operating activities								
Loss for the period	US$	**(115,714)**	US$	(118,905)	US$	**(622,645)**	US$	(322,447)
Adjustments to reconcile loss for the period to net cash provided by operating activities:								
Deferred sign-on and hook-up fee revenues		**1,536**		708		**3,888**		1,519
Amortization of deferred sign-on and hook-up fee revenues		**(1,021)**		(1,323)		**(3,516)**		(4,301)
Equity in results of investees		**889**		(69)		**502**		(168)
Exchange losses and monetary indexation, net		**94,491**		64,656		**195,435**		150,318
Depreciation and amortization		**17,277**		52,251		**65,248**		175,930
Deferred income tax benefit (expense)		**(107)**		500		**3,426**		(310)
Cumulative effect of accounting change		**-**				**367,733**		
Loss on write-off and disposal of assets, net		**(174)**		403		**(958)**		(186)
Amortization of stock purchase plan compensation cost		**-**		296		**594**		891
(Increase) decrease in assets								
Trade accounts receivable, net		**78**		(2,275)		**(7,567)**		(11,138)
Income taxes recoverable		**(390)**		557		**5,390**		1,517
Prepaid expenses and other assets		**5,020**		440		**(2,427)**		(18,220)
Accounts payable to suppliers and programmers		**29,440**		(9,205)		**89,656**		(911)
Income taxes payable		**540**		76		**540**		(2,025)
Payroll and related charges		**(6,858)**		1,457		**(878)**		(1,707)
Sales Taxes, accruals and other payables and other		**(8,562)**		24,305		**15,554**		44,544
Net cash provided by (used for) operating activities		**16,445**		13,872		**109,975**		13,306
Cash flows from investing activities								
Advances to related companies, net of repayments		**397**		10		**397**		(255)
Acquisition of property and equipment		**(8,642)**		(8,998)		**(31,810)**		(121,233)
Proceeds from sale of equipment		**762**		1,416		**4,582**		2,133
Net cash used in investing activities		**(7,483)**		(7,572)		**(26,831)**		(119,355)
Cash flows from financing activities								
Short-term debt								
Issuances		**34,724**		9,743		**45,963**		36,655
Repayments		**(56,317)**		(21,263)		**(101,984)**		(118,920)
Long-term debt								
Issuances		**-**		8,697		**-**		205,311
Repayments		**(55,143)**		(17,012)		**(88,291)**		(133,652)
Related party loans								
Issuances		**1,743**		(145)		**2,327**		152,279
Repayments		**(1,074)**		(10,230)		**(1,203)**		(35,465)
Capital contributions in cash, including capital advances		**91,961**		-		**91,961**		12,565
Net cash (used in) or provided by financing activities		**15,894**		(30,210)		**(51,227)**		118,773
Effect of exchange rate changes on cash and cash equivalents at		**(12,058)**		(13,407)		**(15,009)**		(16,158)
Increase in cash and cash equivalents		**12,799**		(37,317)		**16,908**		(3,434)
Cash and cash equivalents at beginning of the period		**16,583**		107,430		**12,474**		73,547
Cash and cash equivalents at end of the period	US$	**29,382**	US$	70,113	US$	**29,382**	US$	70,113
Supplemental disclosure of cash flow information								
Cash paid for income taxes	US$	**265**	US$	392	US$	**363**	US$	1,175
Cash paid for interest	US$	**1,136**	US$	5,382	US$	**52,928**	US$	57,323

Net Serviços de Comunicação S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE LOSS

(Expressed in thousands of United States dollars, except number of shares)

	Number of shares		Capital							
			Capital stock			Additional paid-in capital	Unpaid capital	Accumulated deficit	Acumulated others Comprehensive Loss (CTA)	Total
	Preferred	Common	Preferred	Common	Total					
Changes in stockholders' equity for the nine-month period ended September 30, 2002										
At January 1, 2002	159,936,142	121,189,144	US$ 1,272,508	US$ 652,455	US$ 1,924,963	US$ 10,357	US$ (12,777)	US$ (1,345,624)	US$ (249,545)	US$ 327,374
Amortization of compensation cost of employees stock purchase plan							594			594
Advances for future capital					87,759					
Converted debentures, net of issuance costs					67,297					
Cash, net of issuance costs					57,696					
Credits programmers					746					
At August 9, 2002	515,558,422	431,100,000	US$ 116,273	US$ 97,225	US$ 213,498					213,498
Advances for future capital					70,556					
Converted debentures					51,607					
Credits programmers					49,832					
At August 19, 2002	489,093,907	276,082,012	US$ 109,938	US$ 62,057	US$ 171,995					171,995
Advances for future capital					6,740					
Cash					3					
At September 25, 2002	35,895,716	187	US$ 6,743	US$ -	US$ 6,743					6,743
Change in CTA for the period									9,506	9,506
Loss for the period								(622,645)		(622,645)
At September 30, 2002	**1,200,484,187**	**828,371,343**	**US$ 1,505,462**	**US$ 811,737**	**US$ 2,317,199**	**US$ 10,357**	**US$ (12,183)**	**US$ (1,968,269)**	**US$ (240,039)**	**US$ 107,065**

Comprehensive loss for the nine-month periods ended September 30, 2002 and 2001	Nine-month period ended September 30,	
	2002	**2001**
Loss for the period	US$ (622,645)	US$ (322,447)
Cumulative translation adjustments	9,506	(160,461)
Total comprehensive loss	**US$ (613,139)**	**US$ (482,908)**

F -6

Net Serviços de Comunicação S.A.
Notes to Condensed Consolidated Financial Statements (Unaudited)
In thousands of United States dollars, unless otherwise stated)

1 - The Company and its principal operations

Nature of Business

The Company's recapitalization process previously announced was completed with the payment of capital through advances for future capital increase, conversion of intercompany loans and programming credits, in addition to conversion of 2nd public offering debentures, in a total of R$ 1,223,411 (equivalent of US$ 399,890).As part of this process, the Company received cash resources of approximately R$ 276,063, net of capitalization costs (equivalent of US$91,961).

We present below the new stock holding structure after the capitalization:

	ON	PN	Total
Roma Participações Ltda	36,2%	20,9%	27,2%
Distel Holding S.A.	31,0%	3,1%	14,5%
Globopar	0,0%	9,6%	5,7%
BNDESPar	8,4%	31,4%	22,1%
Bradesplan Participações S.A.	15,8%	0,0%	6,4%
RBS Participações S.A.	6,8%	1,6%	3,8%
RBS Interativa S.A.	0,0%	2,8%	1,6%
Zero Hora Editora Jornalística S.A.	0,0%	0,3%	0,2%
Público	1,8%	30,3%	18,5%
Total	**100,0%**	**100,0%**	**100,0%**
Total em ações	**828.371.343**	**1.200.484.187**	**2.028.855.530**
% ON e PN no total	40,8%	59,2%	100,0%

The Brazilian real declined in value by 67.8% in relation to the U.S. dollar in the nine month period ended September 30, 2002. The devaluation of the Brazilian real had a significant effect on the Company's financial position as the Company has substantial cash obligations denominated in US dollars. The exchange rate of the Brazilian real ("R$") to the U.S. dollar was R$2.3204:US$1.00 at December 31, 2001 and R$3.8949:US$1.00 at September 30, 2002. At November 14, 2002 the exchange rate was R$3.6797:US$1.00.

The Company using analyses and recommendations of its Programming Committee (a consulting body of its Board of Directors) continues negotiating with its main content providers through Net Brasil, aiming at detaching from programming costs the US dollar indexation, to make its programming costs more compatible with its revenues.

As previously announced, the Company started a process of restructuring some of its financial debts falling due in 2002 and 2003, aiming at adjusting its short-term disbursements to its available cash flows. The objective of this process is to assure the Company a sustainable financial condition, with sufficient liquidity in the short and medium terms, and a reduced dependence on financial markets. This process is unrelated to the revaluation process announced by Globo Comunicações e Participações S.A. (Globopar).

Net Serviços de Comunicação S.A.
Notes to Condensed Consolidated Financial Statements (Unaudited)
In thousands of United States dollars, unless otherwise stated)

1 - The Company and its principal operations - Continued

However, since the definition of goals and the announced financial debt restructuring, the overall market conditions in Brazil has continuously shown a high degree of deterioration and volatility.
On October 29, 2002, the Company's Board of Directors reevaluated the developments of the financial restructuring process. Due to the above mentioned changes, the Board of Directors recognized the need for the Company to evaluate alternatives that would bring about the adequate completion of the debt rollover process, in order to preserve and fully achieve the objectives originally set by the Company.
Therefore, the final terms of the documentation relative to the financial restructuring process could not be decided at the Shareholders' General Meeting of October 28-30, 2002.

The Company understands that it is essential to achieve financial balance in the short and medium terms that the negotiations to be held with its financial creditors be completed so as to reach a balanced working capital structure that may provide, as mentioned earlier, a lower dependence on third-party short-term capital and a minimum refinancing risk in the medium term and make the Company less vulnerable to exchange volatility.

Management, with the support of its shareholders, has been taking several measures, including the recently completed capital increase, announcing a process of restructuring a portion of its indebtedness, the operating costs reduction and adapting Company's investment level to future revenues and to its cash flow.

Management is also focused on the most effective forms of restructuring the Company's operations, having completed the negotiations relative to important outsourcing initiatives such as those involving Information Technology and the Customer Service Center. The recent implementation of JD Edwards integrated system, in addition to measures aimed at improving the quality of its services and subscriber support are clear examples of Management's actions.

Net Serviços de Comunicação S.A.
Notes to Condensed Consolidated Financial Statements (Unaudited)
In thousands of United States dollars, unless otherwise stated)

1 - The Company and its principal operations - Continued

 Accounting for goodwill

In July 2001, the Financial Accounting Standards Board – FASB issued Statements of Financial Accounting Standards ("SFAS") 141, "Business Combinations" and 142, "Goodwill and Other Intangible Assets", which became effective for the Company beginning January 1, 2002 and changes the accounting for goodwill from an amortization method to an impairment only approach.

SFAS No. 142 requires that goodwill be tested annually for impairment using a two-step process. The first step is to identify a potential impairment and, in transition, the impairment must be measured as of the beginning of the fiscal year of adoption using the fair market value of the business unit with which the goodwill is associated, rather than the undiscounted cash flows on an enterprise-wide basis approach permitted under previously existing accounting standards.

The Company completed the second step measurement test for its four reporting units, determined in accordance with its organizational structure on a geographic basis and segregating its corporate data transmission business into one separate unit consistent with its operating segments. In calculating the impairment charge, the fair value of the impaired reporting units was estimated using the discounted cash flow methodology. The fair value of the reporting units was determined based on the Company's business plans and validated based on a report from external independent specialists.

Upon adoption of FAS 142, the Company recorded a one-time, non-cash charge of US$357 million for Net Sul and US$11 million for Vicom to reduce the carrying values of the goodwill associated with these acquisitions. Such impairment charge is non operational in nature and is reflected as a cumulative effect of an accounting change in the accompanying consolidated statement of operations for the nine-month period ended September 30, 2002.

Although management had estimated that the impairment loss would range from US$ 200 million to US$ 240 million, the external appraisal report recommended the use of a higher discounting rate and more conservative multiples, resulting in a higher than expected impairment charge. For additional discussion on the impact of adopting FAS 142, see Note 6.

2- Basis of presentation of the condensed consolidated interim financial statements

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments consisting of a normal recurring nature, considered necessary for a fair presentation, have been included.

The results of the nine-month period ended September 30, 2002 are not necessarily indicative of the results that might be expected for the full year ending December 31, 2002.

The balance sheet at December 31, 2001 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. For further information, refer to the consolidated financial statements and footnotes for the year ended December 31, 2001.

Certain prior year amounts have been reclassified to conform to the current year's presentation.

Net Serviços de Comunicação S.A.
Notes to Condensed Consolidated Financial Statements (Unaudited)
In thousands of United States dollars, unless otherwise stated)

3 - Significant accounting policies

The accounts of the Company and its Brazilian subsidiaries and equity investee companies are maintained in Brazilian reais, which have been translated into U.S. dollars in accordance with the criteria established in Statement of Financial Accounting Standards (SFAS) 52 "Foreign Currency Translation".

The more significant accounting policies adopted in the preparation of the condensed consolidated interim financial statements are consistent with those adopted in the preparation of the audited consolidated financial statements as of December 31, 2001.

Advertising and marketing costs expensed in the condensed consolidated interim statement of operations for the nine-month period ended September, 2002 and 2001 amounted to US$ 9,728 and US$ 14,180, respectively.

Net Serviços de Comunicação S.A.
Notes to Condensed Consolidated Financial Statements (Unaudited)
In thousands of United States dollars, unless otherwise stated)

4- Recent accounting pronouncements

In July 2001, the FASB issued SFAS No. 143, "*Accounting for Asset Retirement Obligations,*" effective for fiscal years starting after June 15, 2002. This standard requires that the fair value of a liability for an asset retirement obligation be recorded in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. The Company plans to adopt this statement on January 1, 2003, and does not anticipate that this statement will affect results from operation or financial position.

In August 2001, the FASB issued SFAS No. 144, "*Accounting for the Impairment or Disposal of Long-Lived Assets*", which is effective for fiscal years beginning after December 15, 2001. This standard supersedes SFAS No. 121, "*Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*" and the accounting and reporting provision relating to the disposal of a segment of a business of Accounting Principles Board Opinion no. 30" and provides a single accounting model for long-lived assets to be disposed of. SFAS No. 144 provides guidance on differentiating between assets held and used and assets to be disposed of. Assets to be disposed of would be classified as held for sale (and depreciation would cease) when management, having the authority to approve the action, commits to a plan to sell the asset(s) meeting all required criteria. The Company adopted the provisions of this pronouncement as of January 1, 2002. Application of the provisions of SFAS no. 144 did not impact the Company's financial statements.

In April 2002, the FASB issued Statement of Financial Accounting Standards (SFAS) No.145, which rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and related amendment, to require that gains and losses from extinguishment of debt be classified as extraordinary items only if they meet the criteria in Opinion 30 and rescinds SFAS No. 44, Accounting for Intangible Assets of Motor Carriers. The Statement also amends SFAS No. 13, Accounting for Leases, to require sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions and amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The Statement is effective for financial statements issued on or after May 15, 2002. Application of SFAS 145 did not impact the Company's financial statements.

In June 2002, the FASB issued SFAS No. 146, Accounting for Cost Associated with Exit and Disposal Activities, which nullifies EITF Issue No. 94-3, "Liabilities Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, rather than at the time a plan is approved by management (commitment date), and establishes that such liabilities be recognized at fair value. The Statement is effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The Company plans to adopt this statement effective January 1, 2003.

Net Serviços de Comunicação S.A.
Notes to Condensed Consolidated Financial Statements (Unaudited)
In thousands of United States dollars, unless otherwise stated)

5 - Investments and advances to equity investees

The carrying value of the Company principal investments and advances to investees consists of the following:

	Ownership interest	September 30, 2002		December 31, 2001	
Investments accounted for on the equity method:					
Investments held directly by Net Serviços de Comunicação					
Tv Cabo e Comunicações de Jundiaí S.A.	**50%**				
Equity interest		**US$**	**1,783**	US$	2,768
Goodwill on acquisition			**28**		47
Accumulated amortization			**(8)**		(13)
Advances, net of allowance of US$ 1,017 (December 31, 2001 at US$ 439)			**1,017**		441
		US$	**2,820**	US$	3,243
Net Brasil S.A.	**40%**				
Equity interest			**(522)**		-
Advances			**-**		(45)
		US$	**(522)**	US$	(45)
		US$	**2,298**	US$	3,198

The Company makes advances to equity investees under stockholders' agreements whereby the Company is committed to finance its share of development of the investee's operations. Periodically these advances may be capitalized by decision of the stockholders of the investee company. Allowances are made against those advances when necessary to provide for the Company's share of the losses of such investees that exceed their paid-in capital.

The Company's share of the results of equity investees and the expense resulting from allowances against advances to such investees are recorded in "Equity in results of investees" in the consolidated statement of operations, as follows:

In thousands of United States dollars, unless otherwise stated)

5 - Investments and advances to equity investees – Continued

	Three-months periods ended September 30,				Nine-months periods ended September 30,			
	2002		2001		2002		2001	
Company's equity in earnings (losses) of investees (using ownership interests percentages)	**US$**	**(889)**	US$	69	**US$**	**(502)**	US$	172
Amortization of goodwill		-		(1)		-		(4)
Equity in results of investees	**US$**	**(889)**	US$	68	**US$**	**(502)**	US$	168

6 – Goodwill on acquisition of consolidated subsidiaries, net

As discussed in Note 1, in January 2002, the Company adopted SFAS 142, which requires companies to stop amortizing goodwill and certain intangible assets with an indefinitive useful life. Instead, SFAS 142 requires that goodwill be reviewed for impairment upon adoption of FAS 142 (January 1, 2002) and annually thereafter.

A Summary of changes in the Company's goodwill during the nine months, and total assets at September 30,2002, by business units is as follows:

In thousands of United States dollars, unless otherwise stated)

6 – Goodwill on acquisition of consolidated subsidiaries, net - continued

	January 1, 2002	Impairment	September 30, 2002
Region I			
Net Campinas S.A.	58,070	-	34,596
Net São Paulo Ltda.	27,294	-	16,261
Net São Carlos S.A.	6,052	-	3,606
Net Piracicaba Ltda	4,460	-	2,657
Net Franca S.A.	828	-	493
Net Indaiatuba S.A.	136	-	82
Others	12,424	-	12,248
Region II			
Net Belo Horizonte Ltda.	13,269	-	7,905
Net Rio S.A.	12,854	-	1,534
Net Brasília Ltda.	6,116	-	3,643
Net Recife S.A.	1,426	-	850
Others	1,637	-	7,098
Region III			
Net Sul Comunicações Ltda.	529,801	(357,000)	102,952
Region IV			
Vicom Ltda.	28,926	(10,733)	10,838
TOTAL	**703,293**	**(367,733)**	**204,763**

Because goodwill is nondeductible for tax purposes, there is no income tax impact. The one-time impairment charge was treated as a permanent difference in the computation of the deferred taxes, same treatment previously given to goodwill amortization.

The 2001 results on a historical basis do not reflect the provisions of SFAS 142. Had the Company adopted FAS 142 on January 1, 2001, the historical net loss and basic and diluted loss per share would have been changed to the adjusted amounts indicated below:

	Nine Month Ended September 30,2001
As reported historical basis	US$ (322,447)
Add: Goodwill Amortization	US$ 54,113
Net Loss (adjusted)	**US$ 268,334**
Net Loss per share basic & diluted (adjusted)	**(0.96)**

Net Serviços de Comunicação S.A.
Notes to Condensed Consolidated Financial Statements (Unaudited)
In thousands of United States dollars, unless otherwise stated)

7 - Property and equipment, net

In the light of the recent upgrades made to the cable plant in connection with building a two-way communication to allow introduction of its broad band internet services, the Company and its subsidiaries performed a study of the estimated useful lives of specified items of its cable transmission network.

Company management, based on an external independent-study, decided to change the estimated economic useful lives of specified asset categories, as of January 1, 2002. Accordingly the depreciation rate of the net book value of the following item have been revised:

Description	Prior	Revised useful life	Prior	Revised Depreciation Rate
Cable Network	5 – 8	12 -15	12.5% - 20% aa	6.67% - 8.33% aa
Optic fiber	10	15	10% aa	6.67% aa
Decoders	8	10	12.5% aa	10% aa
Cable Modem	8	10	12.5% aa	10% aa

The impact of this change in accounting practice on the condensed consolidated financial statements of the period ended September 30, 2002 is a decrease on depreciation charges resulting in a reduction of Company's net loss of US$ 10,478 ($0.01 per share).

In thousands of United States dollars, unless otherwise stated)

7 - Property and equipment, net - Continued

Property and equipment consisted of:

	September 30, 2002					
	Cost		Accumulated depreciation		Net	
Cable network	**US$**	**598,488**	**US$**	**(354,220)**	**US$**	**244,268**
Data processing equipment		**55,260**		**(27,775)**		**27,485**
Buildings and improvements		**7,574**		**(4,328)**		**3,246**
Fixtures, fittings and installations		**7,416**		**(3,389)**		**4,027**
Vehicles		**1,873**		**(1,288)**		**585**
Other		**47,435**		**(39,047)**		**8,388**
		718,046		**(430,047)**		**287,999**
Cable construction materials		**39,537**		**-**		**39,537**
Land		**790**		**-**		**790**
Total property and equipment, net	**US$**	**758,373**	**US$**	**(430,047)**	**US$**	**328,326**

	December 31, 2001					
	Cost		Accumulated depreciation		Net	
Cable network	US$	996,590	US$	(561,277)	US$	435,313
Data processing equipment		86,695		(35,596)		51,099
Buildings and improvements		12,558		(7,933)		4,625
Fixtures, fittings and installations		12,477		(4,622)		7,855
Vehicles		3,160		(1,817)		1,343
Other		62,495		(42,119)		20,376
		1,173,975		(653,364)		520,611
Cable construction materials		69,403		-		69,403
Land		1,327		-		1,327
Total property and equipment, net	US$	1,244,705	US$	(653,364)	US$	591,341

Net Serviços de Comunicação S.A.
Notes to Condensed Consolidated Financial Statements (Unaudited)
In thousands of United States dollars, unless otherwise stated)

8 - Related party transactions

The Company engages in financial and commercial transactions with its subsidiaries and investees, stockholders and with companies related to its stockholders.

| | September 30, 2002 | | | | December 31, 2001 | | | |
	Assets		Liabilities		Assets		Liabilities	
Stockholder:								
Distel Holding S.A.		-	US$	502		-	US$	695
RBS Administração e Cobrança Ltda. and		-	US$	286		288		7,704
Others		12	US$	-		-		-
	US$	12	US$	788	US$	288	US$	8,399
Advances for future capital								
Distel Holding S.A.		-		-		-		131,154
	US$	-	US$	-	US$	-	US$	131,154

The Companys's program guide is produced by Editora Globo S.A. a publishing company related to Globo Comunicações e Participações S.A. The Company obtains programming from Net Brasil S.A., which in turn acquires such programming from other related and non-related parties pursuant to a distribution agreement. A large part of the Company's programming is acquired from Globosat Comunicações Ltda. a company related to Globo Group. Globosat produces most of the Portuguese language content transmitted by the Company, such as SportTV, GNT channel, Globo News, Shoptime, Multishow, Futura and Canal Brasil. Globosat also acquires programming from third parties. As part of the programming agreement with Net Brasil, Net Serviços de Comunicação Ltda. has exclusivity rights in the distribution of Globosat programming to its franchising areas, with the exception of Net Sat Serviços Ltda, the Globo Group arm that distributes video content through its DBS systems. Liabilities to Net Brasil S.A., Globosat Comunicações Ltda. and Editora Globo S.A. are considered normal trading transactions and are classified under "Accounts payable to programmers" under current liabilities.

The amounts due to shareholders referred to as loans correspond to intercompany loans, which are subject to interest of 115% of the CDI (Brazilian Interbank Deposit Certificate).

The Company enters into various financial transactions with entities affiliated to Banco Bradesco, a related party to Bradesplan Participações S.A. All such transactions are made at normal market conditions. Quotations are obtained from other financial institutions on equal conditions.

In thousands of United States dollars, unless otherwise stated)

8 - Related party transactions – Continued

As part of the Company´s capitalization process, programming credits amounting to R$155,184 thousand (equivalent to US$49,832 at the exchange rate in force at the date of the issuance of shares) held by companies related to Organizações Globo and R$2,236 thousand (equivalent to US$746 at the exchange rate in force at the date of the issuance of shares) held by companies related to Grupo RBS were capitalized. In addition, the capital advances in the amount of R$383,191 thousand (equivalent to US$123,470 at the exchange rate in force at the date of the issuance of shares) made by companies related to Organizações Globo, and capital advances of R$18,491 thousand (equivalent to US$6,171 at the exchange rate in force at the date of the issuance of shares) made by entities related to RBS Administração e Cobrança Ltda. were capitalized.

	Operating Results									
	Financial		Programming		Guide of Programming		Exchange Commission		TOTAL	
Companies	09/30/2002	09/30/2001	09/30/2002	09/30/2001	09/30/2002	09/30/2001	09/30/2002	09/30/2001	09/30/2002	09/30/2001
Distel Holding S.A.	(20,219)	(9,647)	-	-	-	-	-	-	(20,219)	(9,647)
RBS Administração e Cobranças Ltda.	(598)	-	-	-	-	-	-	-	(598)	-
RBS Participações S.A.	(118)	-	-	-	-	-	-	-	(118)	-
RBS Interativa S.A.	(71)	-	-	-	-	-	-	-	(71)	-
Globo Comunicações e Participações S.A.	(326)	-	-	-	-	-	-	-	(326)	-
Bradesplan Participações S.A.	(349)	-	-	-	-	-	-	-	(349)	-
Net Brasil S.A.	37	153	(100,745)	(107,941)	-	-	(1,548)	(1,919)	(102,256)	(109,707)
Globosat Comunicações Ltda.	-	-	(12,138)	(4,912)	-	-	-	-	(12,138)	(4,912)
Editora Globo Ltda.	-	-	-	-	(5,414)	(5,951)	-	-	(5,414)	(5,951)
RBS Empresa de TVA Ltda.	-	-	(426)	-	-	-	-	-	(426)	-
Canal Rural Produções Ltda.	-	-	(757)	-	-	-	-	-	(757)	-
Total	**(21,644)**	**(9,494)**	**(114,066)**	**(112,853)**	**(5,414)**	**(5,951)**	**(1,548)**	**(1,919)**	**(142,672)**	**(130,217)**

9 – Debt

(a) Short-term debt

	September 30, 2002		December 31, 2001
US dollar denominated debt:			
Working capital, Trade Finance and Sindicated Loan	**US$**	**62,579**	US$ 94,339

Net Serviços de Comunicação S.A.
Notes to Condensed Consolidated Financial Statements (Unaudited)
In thousands of United States dollars, unless otherwise stated)

9 – Debt – Continued

(b) Long-term

	September 30, 2002	December 31, 2001
Globo Cabo U.S. dollar Senior Guaranteed Notes due in 2004 with interest due semi-annually at an annual rate of 12.625% including related taxes	US$ 97,692	US$ 97,692
Jonquil Ventures Ltd. Zero Coupon Guaranted Notes due July 2002, with annual interest of 12.54% due at the final maturity of the principal on July 15, 2002	-	45,711
Net Sul U.S. dollar Floating Rate Notes, with redemption options due in 2002 (US$ 32,000), 2003 (US$ 48,000) with a final maturity in October 31, 2005 and with interest due semi-annually at an annual rate of Libor plus 3.0% to 3.625%, including related taxes	80,000	80,000
U.S. dollar facilities from the International Finance Corporation, due in semi-annual installments from 2000 to 2002 with annual interest between 2.75% to 3% over LIBOR	29,346	47,011
Brazilian reais facilities from the BNDES due in monthly installments from 1998 to 2003 with annual interest between 3.5% to 4.3% over the indexation at the TJLP domestic index	-	29,811
Proceeds from sale of future receivables to Cable S.A.	-	38,786
U.S. dollar denominated bank borrowings Trade financing due in installments from 2001 to 2002 with annual interest between LIBOR plus 0.125% and LIBOR plus 0.20%	2,793	4,969
Brazilian reais denominated Convertible Debentures due in 2006 with interest due annually at an annual interest rate of 12% over the indexation at the IGP-M domestic index	9,034	155,405
Brazilian reais denominated non - convertible Debentures due in 2003 with interest due semi-annually at the Brazilian Interbank Deposit - CDI rate plus 1.05% per year	50,101	84,098
Others	7,917	14,670
Subtotal	276,883	598,153
Less current portion	(30,068)	(185,098)
Long-term debt	US$ 246,815	US$ 413,055

Net Serviços de Comunicação S.A.
Notes to Condensed Consolidated Financial Statements (Unaudited)
In thousands of United States dollars, unless otherwise stated)

9 – Debt - Continued

(b) Long-term debt – Continued

At September 2002 and December 2001, the Libor – London Interbank Offered Rate was 1.72% and 2.44% respectively per annum.

At September 2002 and December 2001, the TJLP index was 10% and 10% per annum, respectively, and in September 2002 and December, 2001, the IGP-M rate was 10.54% and 10.38%

At September 2002 and December 2001, the CDI (Brazilian Interbank Deposit) index was 17.90% and 19.02% per annum, respectively.

Long-term debt maturities are as follows:

	September 30, 2002	
October 1st to December 2003	US$	101,490
2004		106,850
2005		34,861
2006		3,614
Long-term debt	US$	246,815

(i)   Senior Guaranteed Notes

On June 18, 1996, Net Serviços de Comunicação issued US$ 185,000 of 12.625% Senior Guaranteed Notes (the "Notes") due June 18, 2004. Interest on the Notes is payable semiannually on June 18 and December 18 of each year commencing December 18, 1996.

The Senior Guaranteed Notes are senior unsecured obligations of Net Serviços de Comunicação and have priority equal to all existing and future senior unsecured indebtedness. The Senior Guaranteed Notes are unconditionally guaranteed, on a joint and several basis, by each of the Company's subsidiaries, except for Anápolis, Net Rio S.A., Net Brasília S.A. and Net Recife S.A.. Additionally, each guarantee is a senior unsecured obligation of the subsidiary guarantors and has liquidation priority equal to all existing and future senior unsecured indebtedness of the subsidiary guarantors.

The Notes are redeemable at Net Serviços de Comunicação's option, in whole but not in part at 100% of the principal amount plus accrued interest in the event of certain changes affecting the withholding tax treatment of the Notes. Each holder of the Notes was entitled to require that Net Serviços de Comunicação S.A redeem the Notes at a redemption price of 101% of the principal amount on June 18, 2001, together with accrued interest to date.

On March 20, 2001, the Company announced a waiver solicitation to the holders of the Senior Guaranteed Notes, offering a waiver payment of US$ 7 per US$ 1,000 of principal amount held to each holder that would agree not to exercise its redemption right on June 18, 2001.Holders of Senior Guaranteed Notes representing the principal amount of US$ 71,882 accepted the waiver payment, thereby agreeing to hold their notes until final maturity.

Net Serviços de Comunicação S.A.
Notes to Condensed Consolidated Financial Statements (Unaudited)
In thousands of United States dollars, unless otherwise stated)

9 – Debt - Continued

(i) Senior Guaranteed Notes -- Continued

In addition, holders representing the principal amount of US$ 25,810 did not accept the offer of a waiver payment, but nonetheless did not exercise their right on June 18, 2001. Accordingly, Senior Guaranteed Notes in the principal amount of US$ 97,692 will be held to maturity. The cost of the waiver payment amounted to US$ 503 and is being amortized to the period from the payment date to June 18, 2004. Senior Guaranteed Notes representing the principal amount of US$ 87,300 were redeemed on June 18, 2001. The Company's wholly owned subsidiary Jonquil Ventures Ltd acquired and intends to hold to final maturity Senior Guaranteed Notes representing the principal amount of US$ 44,000 with the proceeds of a sale in the European market of US$ 52,000 aggregate principal amount of "Zero-coupon Guaranteed Notes" due July 2002.

The amount payable at the final maturity on June 18, 2004 includes a premium equal to 5% of the principal amount, which is being accrued by the Company.

Payments in respect of the Notes are not subject to withholding taxes imposed by Brazilian tax authorities provided that the Notes are not redeemed prior to June 18, 2004. If the Notes are redeemed for any reason prior to June 18, 2004, then the Company will be required to pay withholding taxes retroactively on interest, fees and commissions paid in connection with the Notes from the date of issuance. Net Serviços de Comunicação S.A. and its subsidiary guarantors have agreed to pay such additional amounts, should a redemption be made prior to the above date. The Company paid withholding income taxes in the amount of US$ 5,168 related to the Notes redeemed on June 18, 2001. The Company reversed part of the accrual for withholding income taxes related to the Notes that will be held to final maturity and maintained the amount of US$ 5,008 related to the Notes acquired by its subsidiary Jonquil Ventures Ltd which is subject to further refinancing to final maturity on June 18, 2004.

(ii) Net Sul Floating Rate Notes

On October 31, 1997 Net Sul Comunicações S.A. (previously named Net Sul TV a Cabo e Participações Ltda.) issued US$ 80,000 in Floating Rate Notes, the U.S. 48,000 Series A Floating Rate Notes due 2005 (the "Series A Notes"), the U.S. 11,000 Series B Floating Rate Notes due 2005 (the "Series B Notes") and the U.S. 21,000 Series C Floating Rate Notes due 2005 (the "Series C Notes"), together the "Floating Rate Notes". Interest on the Floating Rate Notes is payable in arrears on January 31, April 30, July 31 and October 31 in each of the year as from January 31, 1998. The Floating Rate Notes are jointly, severally and unconditionally guaranteed by us and a substantial number of our subsidiaries.
Due to acquisition of Net Sul Comunicações S.A., the Company guaranteed and renegotiated certain conditions of the Floating Rate Notes in the amount of US$80,000, issued on October 28, 1997 by Net Sul Comunicações S.A. with final maturity in 2005. The Company renegotiated certain conditions of the Floating Rate Notes, including the first redemption option due on October 28, 2000. The new redemption options are US$ 32,000 due in October 2002 and US$ 48,000 due in October 2003 with a final due date in October 2005.

On August 30th 2002, deadline for the exercise of the US$ 32 million Notes put options, the company was notified that the amount of US$ 7.7 million, representing 24% of the total put amount, would be exercised. On October 30th, 2002, the controlled company Jonquil Ventures Limited, with their own resources, acquired the Floating Rate Notes in the secondary market.

In thousands of United States dollars, unless otherwise stated)

9 – Debt - Continued

(iii) International Finance Corporation (IFC)

In October 1995, Net Serviços de Comunicação S.A, Net Rio S.A, Net São Paulo Ltda. and Net Brasília S.A, as well as Unicabo Participações e Comunicações S.A, then unconsolidated, borrowed as Assignees of Distel Holding S.A., an aggregate principal amount of US$ 90,700 pursuant to an agreement with the International Finance Corporation – IFC (IFC Facility) dated March 30, 1995. Under the IFC Facility, IFC provides loans to Distel Holding for the purpose of financing Distel Holding's subsidiaries and related parties involved in pay television operations throughout Brazil and in the construction of their subscription television systems (the Project). Notwithstanding the assignments of the loan, Distel Holding remains jointly and severally liable with the Assignees for all amounts borrowed by them. All borrowings under the IFC Facility are guaranteed by Globopar and member of Roberto Marinho Family. The IFC may enforce all obligations directly against the relevant Assignee, as well as against Distel Holding.

The IFC Facility bears interest at a variable interest rate equal from 2.75% to 3% per annum over the six-month U.S. dollar LIBOR, ending on October 15, 2004 and contains a variety of covenants.

At December 31, 2000 and June 30, 2001, the Company and certain of its affiliates were in violation of certain covenants of the IFC Investment Agreement, under which the debt to equity ratio, calculated on the basis of the Brazilian GAAP consolidated financial statements in currency of constant purchasing power, should not exceed 1.25 to 1. The ratios are 2.03 to 1 and 2.73 to 1, respectively.

The Company and its controlling shareholders Distel and Globopar have agreed with the IFC a series of amendments to the covenants contained in the IFC facility, in order to conform them to the terms of its other US dollars denominated indebtedness. The Company is in compliance with the amendatory letter dated October, 31, 2001 agreed, accepted and signed by Net Serviços de Comunicação S.A., Distel Holding S.A. and IFC.

(iv) Convertible Debentures due December 1, 2006

From November 1999 through January 2000, the Company issued 3,500 Real –denominated convertible debentures, each of which with a face value of R$ 100 thousand (equivalent to US$ 51.74 on that date), in an aggregate principle amount of R$ 350,000 thousand (equivalent to US$ 181,090 on that date), convertible into preferred shares maturing in December 2006.

Convertible debentures in the amount of R$365,817 thousand (equivalent to US$120,057 at the exchange rate in force at the date of the issuance of shares) were converted into equity as part of the Company's recapitalization process.

Out of the 3,500 convertible debentures issued, 258 (7.4%) are outstanding.

As a result of negotiations in April 2001 to eliminate the floating asset pledge that previously had applied to these debentures, the Company paid an additional R$ 1,200 in respect of each debenture.

In thousands of United States dollars, unless otherwise stated)

9 – Debt - Continued

(v) Non-Convertible Debentures due December 3, 2003

On February 07, 2001, the Company issued real – denominated debentures in an aggregate principal amount of R$ 200,000 (equivalent to US$ 98,039 on that date) 20,000 non-convertible nominative debentures, with a face value of R$ 10 each (equivalent to US$ 4.90 on that date). The costs of the issuance and distribution of the debentures amounting to US$ 1,196 were deferred and will be expensed up to December 3, 2003.

As a result of negotiations, in April 2001 to eliminate the floating assets pledge that previously had applied to these debentures, interest is due at CDI plus 1.05% per annum.

10 - Stockholder's equity

Capital stock can be increased up to the limit of R$5,000,000 with no amendment need in the company by-laws, in the form of article 168 of the Law 6.404/76, as per resolution of the Board of Directors, which will establish the issuance conditions under the terms of the first paragraph of article 170 of the Law 6.404/76. At September 30, 2002, 1,200,484,187 preferred shares and 828,371,343 common shares had been issued and fully paid-up, and an additional 17,000 preferred shares issued under the Employee Stock Purchase Plan had only been partly paid.

Preferred stock is non-voting and participates with a 10% premium over common stock in the distribution of earnings; however, it is entitled to right of first refusal on liquidation in the event of dissolution of the Company. Stockholders are entitled by law to a minimum dividend, payable in Brazilian reais, equivalent to 25% of local currency net income calculated in accordance with Brazilian Corporation Law. At September 30, 2002, the Company's local currency financial statements presented an accumulated deficit of US$ 210,102.

Dividends are payable in Brazilian reais and may be remitted to stockholders abroad provided that the foreign stockholder's capital is registered as foreign capital with the Brazilian Central Bank. No withholding tax is payable on dividends paid out of profits earned as from January 1, 1996.

On August 9, 2002, in a meeting of the Board of Directors, the total subscription of the increase in the Company's capital stock was approved, in the amount of R$ 662,661, by issuing for public subscription 431,100,000 common shares and 515,558,422 preferred shares, all nominative, no-par value, at the price of R$ 0.70 each.

On August 19, 2002, in a meeting of the Board of Directors, an increase in the Company's capital stock was approved, in the amount of R$ 3,144, by issuing for public subscription 4,491,979 preferred shares, and in the amount of R$ 532,479, by issuing for private subscription 276,082,012 common shares and 484,601,928 preferred shares at the issuing price of R$ 0.70 each.

In thousands of United States dollars, unless otherwise stated)

10 - Stockholder’s equity - continued

On September 25, 2002, in a meeting of the Board of Directors, an increase in the Company’s capital stock was approved, in the amount of R$ 25,127, by issuing for public subscription 187 common shares and 35,895,716 preferred shares at the issuing price of R$ 0.70 each.

Relationships among controlling shareholders of Net Serviços de Comunicação S.A. are defined in the shareholders’ agreement entered on July 11, 2002. As per the agreement, any shareholder that desires to Transfer part or the whole amount of its common shares, and in the case of BNDESPAR, Microsoft and RBS also its preferred shares to a third party, such shareholder shall notify, in writing, all other parties in the shareholders’ agreement, allowing the right of first refusal. The agreement also provides for issuances at the Board of Directors discretion, as referred below, to be approved by the simple majority of the board members that attend to the meeting, which shall include the favorable vote of the board member indicated by BRADESPAR or BNDESPAR: (i) Company capital stock increase, by the issuance of new common shares for private or public placement; (ii) issuance of any convertible or exchangeable securities into common shares; (iii) amendment in the terms and conditions, or termination, of the operators concession contracts. As defined in the shareholders’ agreement, the Company Board of Directors shall comprise of a minimum of 9 (nine) and a maximum of 12 (twelve) regular members, and the same number of alternate members, all shareholders of Net Serviços de Comunicação S.A. and indicated by the Qualified Investors, being certain that each Qualified Investor shall have the right to indicate, individually, at least one member of the Company Board of Directors.

11 – Tax

(a) Income Tax

Under Brazilian Tax Law, the Company and its subsidiaries are required to file individual tax returns. Taxes are paid monthly based on the actual or estimated monthly or quarterly taxable income. Monthly taxes paid are recorded as a prepaid asset together with a provision for income taxes. Prepaid taxes and income tax payable are presented net in the accompanying consolidated balance sheet. Income taxes in Brazil include Federal income tax and social contribution (which is an additional Federal income tax).

Net Serviços de Comunicação S.A.
Notes to Condensed Consolidated Financial Statements (Unaudited)
In thousands of United States dollars, unless otherwise stated)

11 – Tax - Continued

(a) Income Tax - Continued

Due to legislation changes, the 1999 social contribution tax rate has increased from 8% to 12%, decreased from 12% to 9% for 2002. There are no state or local income taxes in Brazil.

The reconciliation of the tax benefit determined using the statutory tax rate to the Company's per tax loss to the tax expense follows:

| | Nine-months periods ended September 30, | | | |
	2002		2001	
Loss before income tax, equity in results of investees and minority interests in losses of consolidated subsidiaries	US$	**(250,444)**	US$	(322,321)
Statutory composite tax rates		**34.00%**		34.00%
Tax benefit at statutory rates	US$	**85,151**	US$	109,589
Adjustments to derive effective rate:				
Principles differences from BRGAAP to USGAAP				
Income and Social tax on permanent differences USGAAP		**62,661**		
Income and Social tax on permanent differences BRGAAP		**(45,009)**		(2,676)
Non deductible goodwill amortization		**-**		(9,619)
Other		**531**		(19,624)
Increases/decreases in valuation allowance		**(107,300)**		(77,964)
Income tax expenses, net per condensed consolidated interim statement of operations	US$	**(3,966)**	US$	(294)
Current income tax		**(540)**		(580)
Deferred income tax		**(3,426)**		286
Income tax benefit expenses, net	US$	**(3,966)**	US$	(294)

In thousands of United States dollars, unless otherwise stated)

11 – Tax - Continued

(a) Income Tax - Continued

The net deferred tax asset is comprised as follows:

	September 30, 2002		December 31, 2001	
Deferred tax assets related to:				
Tax loss carryforwards	**US$**	**201,150**	US$	259,694
Differences between Brazilian tax basis and US GAAP - accounting principles related to				
- deferred hook-up revenue charges and financial leasing		**6,153**		19,734
- differences in depreciation rates, capitalized financial expenses and other itens affecting property and equipment		**(5,609)**		(14,714)
- other diferences between tax basis and reporting basis of assets and liabilities, resulting from change in functional currency		**(5,954)**		3,269
Accrued expenses - not currently deductible		**5,319**		23,738
		201,059		291,721
Valuation allowance		**(200,704)**		(286,627)
Net deferred tax asset	**US$**	**355**	US$	5,094
Current		-		-
Non-current portion	**US$**	**355**	US$	5,094

(b) ICMS Tax

All the states in which Net Serviços de Comunicação subsidiaries operate with the exception of the State of Rio Grande do Sul adhered to Agreement No. 57/59 of the National Tax Policy Council (CONFAZ) of October 22, 1999, which authorized a reduction in the calculation basis of ICMS tax on subscription television services. Based on this Agreement, the rate of ICMS tax on sales and services in force as from January 1, 2001 is 10%.

In thousands of United States dollars, unless otherwise stated)

12 - Commitments and contingencies

The Company and its subsidiaries are parties to certain legal proceedings arising in the normal course of business, and have made provisions when management believes that it can reasonably estimate probable losses. Management believes that the provisions made are sufficient to cover probable losses and does not believe there is a reasonable possibility of any material losses in excess of the amounts provided. In connection with some of these proceedings the Company has made judicial deposits, which will only be released upon a favorable judgment to the Company.

Provision for contingencies consist of:

	September 30, 2002	December 31, 2001
Provision for labor claims	US$ 2,573	US$ 4,693
Provision for tax contingencies	5,400	2,182
Provision for civil contingencies	2,784	4,085
Taxes under litigation	36,334	41,901
Total	US$ 47,091	US$ 52,861

The Company and its operating subsidiaries are parties in approximately 1,351 labor claims arising in the normal course of business as part of employee turnover.

The civil proceedings represent discussions related to the standard subscription contract adopted by the operating subsidiaries and are mostly related to increases applied to the subscription fees.

The Company and its subsidiaries have initiated legal proceedings to question the applicability of two taxes in their revenues: PIS - Social Integration Program and COFINS - Contribution for Social Security Financing. An amount of US$ 29,421 (June 30, 2002 – US$ 34,540) is registered in the Long-Term Liabilities, taxes in legal discussion account. Part of that amount, US$ 14,142 (June 30, 2002 – US$ 18,749) was judicial deposited and subsidiaries have been dropping their proceedings since June 1999, and began to offer their revenues to taxation that will cause the provisions to be written-off, as final decision ends the proceedings.

The operating subsidiaries controlled by the Company are judicially challenging the taxation of their broadband Internet access services provided to subscribers through their cable network, as regulated by Anatel, pleading the recognition that such activity integrates the cable television service, and should be subjected to ICMS taxation and has the same benefit of cable subscription revenues. The Company is making legal deposits of the amounts being challenged and maintaining the respective provisions, which are also included in Provision for contingencies.

Net Serviços de Comunicação S.A.
Notes to Condensed Consolidated Financial Statements (Unaudited)
In thousands of United States dollars, unless otherwise stated)

12 - Commitments and contingencies - continued

The Company's operating subsidiaries are judicially challenging the collection, by municipalities of various locations in which it operates, of taxes for the use of land on which poles are placed for sustaining signal transmission cables. The Company is judicially discussing this tax charge, based on its understanding that it presents various constitutional and legal irregularities. Based on the opinion of its external legal advisors, the Company is not recording provision for these taxes.

The State of Rio Grande do Sul is taxing ICMS on Company's services at the rate of 12%. The Company is judicially challenging the taxation of its services in the State of Rio Grande do Sul and is making legal deposits in the amounts in the excess to the 7.5% tax rate, in effect in 2000, and in excess of the 10% tax rate, in effect as from January 1, 2001 requiring application of the provisions of the agreement No. 57/59 of the National Tax Policy Council (CONFAZ) which authorized a reduction in the calculation basis of ICMS tax on subscription television services.

13 – Supplemental financial income and financial expense information

Financial Income (expenses)	Three Months ended September 30,		Nine Months ended September 30,	
	2002	2001	2002	2001
Interet income on cash equivalents	2,542	5,258	2,659	8,643
Interest income on subscribers default payment	352	1,065	2,541	3,603
Hedge gains	5,696	2,352	9,978	2,783
Exchange variation	21,259	5	21,372	8
Monetary Variation	74	733	2,088	2,779
Other	487	129	687	484
	30,410	9,542	39,325	18,300
Exchange variation	(106,301)	(47,487)	(172,708)	(112,966)
Interet paid charges on short and long term debt	(14,985)	(21,123)	(51,063)	(64,795)
Monetary Variation	(12,320)	(22,094)	(29,090)	(46,339)
PIS and COFINS on financial income	(4,189)	(1,608)	(7,624)	(6,721)
CPMF	(658)	(986)	(2,062)	(3,802)
Hedge loss	(235)	(2,233)	(2,515)	(2,762)
Other	(8,647)	(10,650)	(38,797)	(15,528)
	(147,335)	(106,181)	(303,859)	(252,913)
	(116,925)	(96,639)	(264,534)	(234,613)

The CPFM is a tax imposed at the rate of 0.38% upon the withdrawal of funds from any Brazilian account.

Net Serviços de Comunicação S.A.
Notes to Condensed Consolidated Financial Statements (Unaudited)
In thousands of United States dollars, unless otherwise stated)

14– Segment information

With the acquisition of Vicom, the Company is providing telecommunication services, which is considered by management a different segment. At this stage, there are no intersegment revenues between Vicom and the Company´s Pay TV operators.

The following principal information about Pay TV and telecom segments is based upon information used by the Company to assess the performance of the operating segments and decide on the allocation of resources.

	Nine-month ended September 30, 2002	Nine-month ended September 30, 2001
Net operating revenues		
Pay TV	**US$ 311,652**	US$ 362,385
Telecommunication	**13,026**	17,063
	US$ 324,678	US$ 379,448
Segment operating income (loss)		
Pay TV	**US$ 14,393**	US$ (87,473)
Telecommunication	**(1,199)**	1,123
	US$ 13,194	US$ (86,350)
Total assets		
Pay TV	**US$ 628,139**	US$ 1,345,946
Telecommunication	**8,925**	9,025
	US$ 637,064	US$ 1,354,971

15 - Financial instruments

Fair value estimates are made at a specific date, based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The carrying value of the Company's financial instruments approximates fair value at September 30, 2002 with the flowing exceptions:

	Book Value	Fair Value
Debenture	**59,135**	**55,449**
Senior Notes	**97,692**	**83,862**
Floating Rate Notes	**80,000**	**75,858**
Other	**101,117**	**98,762**

In thousands of United States dollars, unless otherwise stated)

15 - Financial instruments - Continued

In order to implement the strategy to protect the Company against the risk of the effects of major devaluation of the Brazilian real against the U.S. dollar, Net Serviços de Comunicação has entered into foreign exchange swaps contracts, with nominal value of US$ 56,730. The fair values of swap agreements are recognized in the financial statements. The effects in the statements of operations for the nine-month period ended September 30, 2002 was a gain of approximately US$ 7,463 recorded as foreign exchange losses, net.

16 – Supplemental non cash information

The following non cash transactions occurred as part of the recapitalization of the Company:

- Programming credits amounting to R$155,184 thousand (equivalent to US$49,832 at the exchange rate in force at the date of the issuance of shares) held by companies related to Organizações Globo and R$2,236 thousand (equivalent to US$746 at the exchange rate in force at the date of the issuance of shares) held by companies related to Grupo RBS were capitalized.
- Capital advances in the amount of R$383,191 thousand (equivalent to US$123,470 at the exchange rate in force at the date of the issuance of shares) made by companies related to Organizações Globo, and capital advances of R$18,491 thousand (equivalent to US$6,171 at the exchange rate in force at the date of the issuance of shares) made by entities related to RBS Administração e Cobrança Ltda. were capitalized.
- Convertible debentures in the amount of R$365,817 thousand (equivalent to US$120,057 at the exchange rate in force at the date of the issuance of shares) were converted into equity.

Net Serviços de Comunicação S.A.
Notes to Condensed Consolidated Financial Statements (Unaudited)
In thousands of United States dollars, unless otherwise stated)

17 – Subsequent events

I. Settlement of Obligation in foreign currency

On October 15, 2002, the Company and its subsidiaries repaid a portion of the loan obtained from the International Finance Corporation in the amount of US$ 14,7 million. This amortization settled the portion corresponding to the Banks Syndicate organized by the International Finance Corporation, and the remaining balance is entirely held by the IFC itself.

II. Tax Assessment Notice – ICMS

On October 18, 2002, the tax inspections of the State of Rio de Janeiro issued against the subsidiary Net Rio S.A. a tax assessment notice in the approximate amount of R$ 62 million, based on the loss of the benefit of the reduction of ICMS (VAT) tax rate from 25% to 10% according to the Confaz (National Fiscal Policy Council) Agreement. The amount set forth in the notice contemplates the difference between the tax rates of 10% and 25% during the period from September 2001 - October 2002 according to criteria that would be set forth by the ICMS Agreement 57/99, setting forth the benefit of reduction of said tax base.

Management, based on the opinion of external consultants, understands that there is no statute that expressly demands the withholding of taxes by the rate of 25%, including the payment in installments as requested by the tax authority. The Company will therefore file its defense requesting the cancellation of the tax liability.